Exhibit 99.45

MAVERIX METALS TO ACQUIRE A SILVER STREAM ON NORTHERN VERTEX’S MOSS MINE

October 15, 2018, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce that it has signed an indicative term sheet, pursuant to which Maverix intends to acquire from a wholly-owned subsidiary of Northern Vertex Mining Corp. (“Northern Vertex”), a right to purchase a percentage of the life-of-mine silver produced from Northern Vertex’s operating Moss Mine, located in Arizona (the “Silver Stream” or the “Transaction”).

Transaction Highlights

•                  Expanded Asset Base and Immediate Increase to Cash Flow: With the Moss Mine recently achieving commercial production in September 2018, the Silver Stream will generate immediate revenue for Maverix, adding to its already strong cash flow.

•                  Low-Cost Operating Asset in Stable Jurisdiction: The Moss Mine is a low-cost open pit mining and heap leach operation located in northwest Arizona, a stable mining jurisdiction with a long history of mining operations.

•                  Accretive Transaction: The Transaction is accretive to Maverix across all key metrics, including net asset value, cash flow, and attributable gold equivalent production.

•                  Long Mine Life with Significant Exploration and Expansion Potential: Current Measured and Indicated resources of 4.6 million ounces of silver (15.5 million tonnes at 9.3 g/t silver) are sufficient to support an initial 10-year mine life. In October 2017, Northern Vertex announced the results of a Preliminary Economic Assessment (“PEA”) of the technical and economic viability of expanding the Moss Mine to include resources that could be accessed by a future expansion of operations. Additionally, Maverix will be exposed to the significant regional exploration potential around the Moss mine. (1)

“Maverix would like to congratulate Northern Vertex on successfully achieving commercial production at the Moss Mine and we are pleased to be their partner going forward to help them unlock the mine’s full potential,” commented Dan O’Flaherty, CEO of Maverix. “This transaction complements our strong and growing portfolio, adding a precious metal stream on a new low-cost mine, that is immediately accretive to both our cash flow and net asset value.”

Silver Stream Terms

Maverix has entered into an indicative term sheet pursuant to which Maverix, and its designated subsidiaries will enter into a definitive silver purchase agreement with Northern Vertex and its operating subsidiary (the “Stream Agreement”). Under the indicative terms of the Stream Agreement:

•                  Maverix will make an upfront payment of US$8,500,000 to Northern Vertex’s wholly-owned subsidiary, Golden Vertex Mining Corp. (“Golden Vertex”), the owner and operator of the Moss Mine as consideration for the right to acquire 45% of the silver produced from the Moss Mine.

•                  Maverix will make ongoing cash payments to Golden Vertex equal to 30% of the lesser of the average price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery.

•                  The Transaction will be effective October 1, 2018, meaning that Northern Vertex will have delivery obligations commencing October 1, 2018.

•                  Once Maverix has purchased a cumulative total of 1,500,000 ounces of silver, the amount of silver that can be purchased under the Stream Agreement will reduce to 22.5% of the silver production for the life of the Moss Mine.

•                  Northern Vertex also has the option, exercisable until the closing of the Stream Agreement, to elect to increase the upfront payment by receiving an additional US$5,000,000 (the “Additional Payment”), for a total upfront payment of US$13,500,000.

•                  If Northern Vertex elects to receive the Additional Payment, then Maverix will be entitled to purchase 75% of the silver produced from the Moss Mine until it has purchased a cumulative total of 2,500,000 ounces of silver at which point the amount of silver that can be purchased under the Stream Agreement will reduce to 37.5% of the silver production for the life of the Moss Mine.

•                  Northern Vertex’s and Golden Vertex’s obligations under the Stream Agreement will be secured and subordinated only to the security interests granted to Sprott Private Resource Lending (Collector) LP (“Sprott”) in respect of its senior secured credit facility.

•                  The Silver Stream will apply to all current and future phases of operations at the Moss Mine.

Closing of the Stream Agreement is anticipated to occur in November 2018. The closing of the Stream Agreement will be subject to, among other items, satisfactory completion of all business and technical due diligence, Maverix entering into an intercreditor agreement with Sprott, and completion of definitive documentation.

Moss Mine

The Moss Mine is 100% owned by Northern Vertex and is located near Bullhead City in northwest Arizona. Moss is a 5,000 tonnes per day, open pit, heap leach, gold-silver operation, that achieved commercial production effective September 1, 2018.

The expansion PEA was completed in October 2017 and outlined a 10-year operation producing an average of approximately 30,000 ounces of gold and 300,000 ounces of silver per year at an AISC (all-in sustaining cost) of US$603 per gold equivalent ounce. (2)

Northern Vertex has announced guidance for the gold and silver production for the fiscal years 2019 and 2020 as follows (3):

	Fiscal Year 2019 (4)	Fiscal Year 2020
Gold Ounces	32,000 – 36,000	52,000 – 57,000
Silver Ounces	224,000 – 248,000	451,000 – 487,000

For further information on the Moss Mine, please visit www.northernvertex.com.

(1)         Please refer to the technical report titled “NI 43-101 Technical Report Feasibility Study, Mohave County Arizona” dated June 8, 2015, and the technical report titled “NI 43-101 Technical Report Preliminary Economic Analysis Phase III, Mine Life Extension, Mohave County Arizona” dated November 11, 2017, both of which are available on Northern Vertex’s SEDAR profile at www.sedar.com.

(2)         Please refer to the Northern Vertex news release dated October 10, 2017.

(3)         Please refer to the Northern Vertex news release dated September 18, 2018.

(4)         Northern Vertex’s fiscal year end is June 30. Fiscal 2019 to include 10 months of production after commercial production.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Technical and Third-party Information

The disclosure herein and relating to Moss Mine is based on information publicly disclosed by Northern Vertex and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Maverix. Maverix has limited, if any, access to the Moss Mine. Maverix may from time to time receive operating information from Northern Vertex, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix’s royalty, stream or other interest. Maverix’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to Maverix’s acquisition of a silver stream and the entry into a definitive silver purchase agreement and the associated terms thereof, the completion of all ancillary definitive documentation in respect of the silver purchase agreement, metal prices as they may impact Maverix’s guidance generally, Maverix’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion and phases at the Moss mines or other properties that the Maverix holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.